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                                                              EXHIBIT (a)(1)(ii)










                 NOTICE TO LIMITED PARTNERS DATED JULY 23, 2002.



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                       [NTS - PROPERTIES III LETTERHEAD]


July 23, 2002



Dear NTS-Properties III Investor:

         On July 12, 2002, Equity Resource Arlington Fund, LP sent a notice to limited partners offering to purchase their interests for cash at a purchase price of $310 per interest. We have a conflict of interest in connection with the offer by Equity Resource Arlington Fund because it competes with an offer made by our affiliate, ORIG, LLC. We are therefore remaining neutral and not expressing an opinion regarding the offer by Equity Resource Arlington Fund. However, we wish to note that the price offered by Equity Resource Arlington Fund is not currently the highest price offered for interests. ORIG has recently announced its intention to increase the price in its offer to $315 per interest, which exceeds the price offered by Equity Resource Arlington Fund by $5 per interest.

         Although, as discussed above, we are not expressing an opinion with regard to the offer by Equity Resource Arlington Fund, we wish to note that its offer appears to be designed to be a "mini-tender," which is an offer made by a party that does not own, and will not own after the tender offer, 5% of a class of the issuer's securities. Mini-tenders are not subject to all of the SEC's rules relating to tender offers, including the requirement that tender offer materials be filed with the SEC, and therefore typically do not provide for the same disclosures and other protections as are required in more highly regulated tender offers. For example, the offer by Equity Resource Arlington Fund does not provide a right of withdrawal. This means that if you tender interests in the Equity Resource Arlington Fund offer, you will not be allowed to receive the higher price offered by ORIG, or any higher price which may be offered in any later offers. In addition, the offer by Equity Resource Arlington Fund does not provide any information regarding the offeror or any plans or proposals the offeror has relating to the Partnership.

         For further information on ORIG's offer, you should refer to its Offer to Purchase dated May 10, 2002 and the related Letter of Transmittal each of which were furnished to you previously by ORIG. For further information on the offer by Equity Resource Arlington Fund, you should refer to its Offer to Purchase dated July 12, 2002 and the related Agreement of Sale.